April 1, 2013

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Westport Innovations Inc.
Form 40-F for the Fiscal Year Ended December 31, 2012
Filed March 8, 2013
File No. 1-34152

Dear Mr. James:

We are writing in response to your letter dated March 15, 2013 setting forth comments regarding our Form 40-F for the fiscal year ended December 31, 2012 (the “2012 Form 40-F”) of Westport Innovations Inc. (“Westport” or the “Company”), and our subsequent telephone conversations on March 21 and 22, 2013 with the Staff.  We have set forth below our responses to the Staff’s comments.

To facilitate your consideration of Westport’s responses, we have included below the comments and have provided Westport’s responses immediately following.

Form 40-F for the Fiscal Year Ended December 31, 2012

Exhibit 99.2 Consolidated Financial Statements

1.
Given the significance of your investment in CWI for the nine months ended December 31, 2011, please amend the Form 40-F to include CWI’s separate financial statements for all the periods presented in your financial statements.  Please ensure that the financial statements as of and for the nine months ended December 31, 2011, are audited.

Response:

In response to the Staff’s comment 1, Westport intends to file an amendment to its Form 40-F for the fiscal year ended December 31, 2012 (the “2012 Form 40-F/A”) to include audited financial statements of Cummins Westport Inc. (“CWI”) as an exhibit.  CWI’s audited financial statements, which have been audited in accordance with Canadian generally accepted auditing standards, will be presented as at and for the years ended December 31, 2012 and December 31, 2011 and as at and for the years ended December 31, 2011 and December 31, 2010.

As CWI’s fiscal periods are based on the calendar year, its audited financial statements for the year ended December 31, 2011 will not be comparable with Westport’s financial statements for the nine months ended December 31, 2011 and the twelve months ended March 31, 2011.

Westport Innovations Inc.
April 1, 2013

Note 2.  Significant Accounting Policies
Basis of Presentation, page 7

2.
We note your statement that presenting CWI under the equity method is more appropriate.  This statement suggests that your revised accounting was a choice between two acceptable methods of accounting for your interest in CWI.  Under FASB ASC 810-10, you are not permitted to consolidate CWI unless you are the primary beneficiary. Since you have determined that there is no primary beneficiary, you may not consolidate your interest in CWI and this is not a choice among acceptable accounting alternatives.  Please revise your disclosure here and on page 1 of Exhibit 99.3 to clarify.

Response:

Westport intends to revise the statement in “note 2(a). Significant account policies: Basis of presentation:” in Exhibit 99.2 and on page 1 of Exhibit 99.3 to the 2012 Form 40-F/A as follows:

“Based on the Company’s ongoing review and adoption of the applicable accounting guidance in ASU 2009-17 and related interpretations, the Company concluded that CWI should be accounted for under the equity method because CWI continues to be a VIE but there is no primary beneficiary.”

3.
Further, please amend to include all of the disclosures required by FASB ASC 250-10-50, including the effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented.

Response:

In the 2012 Form 40-F, we included the following disclosure in “note 2(a). Significant accounting policies: Basis of presentation”:

“This restatement did not affect the reported amounts of net loss attributable to the Company, loss per share or shareholders’ equity but has impacted certain amounts disclosed.  The Company’s interest in the net assets of CWI is now presented net on a single line in other long term investments on the balance sheet and the Company’s share of net earnings of CWI is reflected in income from investments accounted for by the equity method on statement of operations. The assets, liabilities, revenues and expenses of CWI previously included on the balance sheet and statement of operations on a line by line basis are summarized in note 7(b).  There was no cumulative effect from adoption of ASU 2009-17 at April 1, 2010.”

In the 2012 Form 40-F, we included the following disclosure, together with CWI’s balance sheet information as at December 31, 2012 and 2011 and CWI’s statement of operations information for the year ended December 31, 2012, the nine months ended December 31, 2011 and the year ended March 31, 2011, in “note 7(b). Long-term investments: Cummins Westport Inc.”:

“Assets, liabilities, revenue and expenses of CWI as of and for the periods presented are as follows (amounts as at December 31, 2011 and for the nine months ended December 31, 2011 and the year ended March 31, 2011 had previously been consolidated and in 2012 have been retrospectively deconsolidated as described in note 2(a)):”

In response to the Staff’s comment 3, Westport intends to include “note 26. Restatement of previously issued financial statements:” in Exhibit 99.2 to the 2012 Form 40-F/A to disclose the effect of the correction on each financial statement line item in the previously issued financial statements as at December 31, 2011 and for the nine months ended December 31, 2011 and the year ended March 31, 2011, in tabular format.

We have included the disclosure we propose to include in Exhibit 99.2 to the 2012 Form 40-F/A in Appendix A to this letter.

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Exhibit 99.3 Management’s Discussion and Analysis

4.
In light of the company’s restatement, please explain management’s conclusion that both disclosure controls and procedures and internal control over financial reporting were nonetheless effective as of December 31, 2012.  Include a discussion of your analysis related to possible material weaknesses associated with the correction of the error in your accounting for your investment in CWI.

Response:

Management’s conclusion that both disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) were nonetheless effective as of December 31, 2012 was due to management’s conclusion that no material weakness existed as of December 31, 2012.  Management evaluated and assessed the rebuttable position that there would be a material weakness in light of the restatement of the consolidated financial statements as at December 31, 2011 and for the nine months ended December 31, 2011 and the year ended March 31, 2011.  Management concluded that there was no material weakness because (1) the restatement did not affect the reported amounts of net loss attributable to the Company, loss per share or shareholders’ equity, (2) Westport has effective processes and controls for determining accounting over complex technical areas, (3) Westport’s ICFR were designed and operating effectively to provide reasonable assurance that a material misstatement of Westport’s financial statements would be detected or prevented in a timely basis and (4) there was no failure in the design or operation of Westport’s ICFR, and Westport would not change the ICFR in any way that would have detected or prevented this restatement.

We have included a memorandum that describes management’s evaluation and assessment of the effectiveness of DC&P and IFCR as of December 31, 2012 in Appendix B to this letter.

Please do not hesitate to contact the undersigned or Ric Leong, Westport’s Corporate Controller, at 604-718-1600 or RLeong@westport.com, if you should have any questions or concerns.

Sincerely,

/s/ William Larkin

William Larkin
Chief Financial Officer
Westport Innovations Inc.

cc:           Gary Newberry
Kate Tillan
(U.S. Securities and Exchange Commission)

Eva Davis
(Kirkland & Ellis LLP)

Anthony Lindsay
(KPMG LLP)

David R. Demers
(Westport Innovations Inc.)

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com

Westport Innovations Inc.
April 1, 2013

APPENDIX A

26. Restatement of previously issued financial statements:
The following tables present the impact to the previously issued financial statements as at December 31, 2011 and for the nine months ended December 31, 2011 and the year ended March 31, 2011 of the restatement described in note 2(a):

Consolidated Balance Sheet
 (Expressed in thousands of United States dollars, except share and per share amounts)

Effect on Consolidated Statement of Financial	December 31, 2011		December 31, 2011
Position:	As previously		(Restated
	reported	Correction	note 2(a))
Assets
Current assets:
Cash and cash equivalents	$70,298	$(7,013)	$63,285
Short-term investments	15,379	(11,105)	4,274
Accounts receivable	55,423	(4,501)	50,922
Loan receivable	19,409	(19,409)	-
Inventories	37,057	(31)	37,026
Prepaid expenses	6,551	(89)	6,462
Current portion of deferred income tax assets	6,447	(6,432)	15
Other current assets	2,034	-	2,034
	212,598	(48,580)	164,018
	8,369		26,307
Long-term investments		17,938
Other assets	1,994	-	1,994
Property, plant and equipment	36,243	(835)	35,408
Intangible assets	36,582	-	36,582
Deferred income tax assets	5,075	(4,142)	933
Goodwill	55,814	-	55,814
	$356,675	$(35,619)	$321,056

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$55,807	$(6,556)	$49,251
Deferred revenue	3,146	(2,668)	478
Loan payable	-	19,409	19,409
Current portion of long-term debt	20,568	-	20,568
Current portion of warranty liability	12,978	(11,791)	1,187
	92,499	(1,606)	90,893
Warranty liability	11,253	(8,039)	3,214
Long-term debt	65,577	-	65,577
Deferred revenue	10,327	(7,451)	2,876
Deferred income tax liabilities	3,446	-	3,446
Other long-term liabilities	3,104	(644)	2,460
	186,206	(17,740)	168,466
Shareholders’ equity:
Share capital	459,866	-	459,866
Other equity instruments	6,112	-	6,112
Additional paid in capital	4,499	-	4,499
Accumulated deficit	(331,158)	-	(331,158)
Accumulated other comprehensive income	13,271	-	13,271
	152,590	-	152,590

Joint venture partners’ share of net assets of joint ventures	17,879	(17,879)	-
	170,469	(17,879)	152,590
	$356,675	$(35,619)	$321,056

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Westport Innovations Inc.
April 1, 2013

Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except share and per share amounts)

Effect on Consolidated Statements of Operations:	For the Nine months ended December 31, 2011
	As previously		(Restated -
	reported	Correction	note 2(a))

Product revenue	$189,682	$(114,518)	$75,164
Parts revenue	26,677	(24,326)	2,351
Service and other revenue	10,181	-	10,181
	226,540	(138,844)	87,696
Cost of revenue and expenses:
Cost of product and parts revenue	145,930	(78,837)	67,093
Research and development	43,294	(6,720)	36,574
General and administrative	23,534	(796)	22,738
Sales and marketing	24,961	(9,659)	15,302
Foreign exchange loss (gain)	(2,036)	(17)	(2,053)
Depreciation and amortization	6,280	(80)	6,200
Bank charges, interest and other	1,206	(289)	917
	243,169	(96,398)	146,771

Loss before undernoted	(16,629)	(42,446)	(59,075)

Income from investment accounted for by the equity method	1,500	12,958	14,458
Interest on long-term debt and amortization of discount	(2,998)	-	(2,998)
Interest and other income	958	(297)	661

Loss before income taxes	(17,169)	(29,785)	(46,954)

Income tax recovery (expense):
Current	(19,630)	18,602	(1,028)
Deferred	3,963	(1,775)	2,188
	(15,667)	16,827	1,160

Net loss for the period	$(32,836)	$(12,958)	$(45,794)

Net income (loss) attributed to:
Joint venture partners	12,958	(12,958)	-
The Company	(45,794)	-	(45,794)

Loss per share:
Basic and diluted	$(0.96)	$-	$(0.96)

Weighted average common shares outstanding:
Basic and diluted	47,933,348		47,933,348

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Westport Innovations Inc.
April 1, 2013

Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)

Effect on Consolidated Statement Comprehensive
Income (Loss):	For the Nine months ended December 31, 2011
	As previously		(Restated -
	reported	Correction	note 2(a))

Loss for the period	$(32,836)	$(12,958)	$(45,794)

Other comprehensive loss:
Cumulative translation adjustment	(12,370)	-	(12,370)

Comprehensive loss	$(45,206)	$(12,958)	$(58,164)

Comprehensive income (loss) attributable to:
Joint venture partners	12,958	(12,958)	-
The Company	(58,164)	-	(58,164)

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Westport Innovations Inc.
April 1, 2013

Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except share and per share amounts)

Effect on Consolidated Statements of Operations:		For the Year ended March 31, 2011
	As previously		(Restated -
	reported	Correction	note 2(a))

Product revenue	$110,475	$(84,612)	$25,863
Parts revenue	29,459	(26,675)	2,784
Service and other revenue	8,128	-	8,128
	148,062	(111,287)	36,775
Cost of revenue and expenses:
Cost of product and parts revenue	90,982	(66,989)	23,993
Research and development	34,663	(10,043)	24,620
General and administrative	16,211	(1,181)	15,030
Sales and marketing	21,660	(7,675)	13,985
Foreign exchange loss (gain)	3,877	(588)	3,289
Depreciation and amortization	3,455	(80)	3,375
Bank charges, interest and other	665	(219)	446
	171,513	(86,775)	84,738

Loss before undernoted	(23,451)	(24,512)	(47,963)

Income from investment accounted for by the equity method	842	7,785	8,627
Interest on long-term debt and amortization of discount	(3,323)	-	(3,323)
Interest and other income	1,222	(284)	938

Loss before income taxes	(24,710)	(17,011)	(41,721)

Income tax recovery (expense):
Current	(8,886)	8,954	68
Deferred	(761)	272	(489)
	(9,647)	9,226	(421)

Net loss for the period	$(34,357)	$(7,785)	$(42,142)

Net income (loss) attributed to:
Joint venture partners	7,785	(7,785)	-
The Company	(42,142)	-	(42,142)

Loss per share:
Basic and diluted	$(1.00)	$-	$(1.00)

Weighted average common shares outstanding:
Basic and diluted	42,305,889		42,305,889

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Westport Innovations Inc.
April 1, 2013

Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)

Effect on Consolidated Statement Comprehensive		For the Year ended March 31, 2011
Income (Loss):
	As previously		(Restated -
	reported	Correction	note 2(a))

Loss for the period	$(34,357)	$(7,785)	$(42,142)

Other comprehensive income:
Cumulative translation adjustment	7,414	-	7,414

Comprehensive loss	$(26,943)	$(7,785)	$(34,728)

Comprehensive income (loss) attributable to:
Joint venture partners	7,785	(7,785)	-
The Company	(34,728)	-	(34,728)

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Westport Innovations Inc.
April 1, 2013

Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Effect on Consolidated Statement of Cash Flow:	For the Nine months ended December 31, 2011
	As previously		(Restated -
	reported	Correction	note 2(a))

Cash flows from operating activities:
Loss for the period	$(32,836)	$(12,958)	$(45,794)
Items not involving cash:
Depreciation and amortization	6,280	(80)	6,200
Stock-based compensation expense	6,179	-	6,179
Deferred income tax expense (recovery)	(3,963)	1,775	(2,188)
Change in deferred lease inducements	(47)	-	(47)
Income from investment accounted for by the equity method	(1,500)	(12,958)	(14,458)
Accretion of long-term debt	1,016	-	1,016
Other	654	-	654
Changes in non-cash operating working capital:
Accounts receivable	(18,581)	3,983	(14,598)
Inventories	(2,051)	-	(2,051)
Prepaid expenses	(4,639)	(10)	(4,649)
Accounts payable and accrued liabilities	3,255	(4,112)	(857)
Deferred revenue	4,430	(2,869)	1,561
Warranty liability	5,860	(3,109)	2,751
	(35,943)	(30,338)	(66,281)
Cash flows from investing activities:
Purchase of property, plant and equipment	(13,269)	146	(13,123)
Purchase of intangible assets	(123)	-	(123)
Sale of short-term investments, net	15,516	11,105	26,621
Advances on loan receivable	(29,816)	29,816	-
Increase in loan payable	-	29,080	29,080
Repayment on loan receivable	24,013	(24,013)	-
Repayment of loan payable	-	(23,840)	(23,840)
Acquisitions, net of acquired cash	(9,084)	-	(9,084)
Investment in equity interest	(955)	-	(955)
Dividends received from joint venture	-	10,000	10,000
	(13,718)	32,294	18,576
Cash flows from financing activities:
Repayment on operating lines of credit	(3,240)	-	(3,240)
Repayment of short-term debt	(221)	-	(221)
Repayment of long-term debt	(53,057)	-	(53,057)
Issuance of subordinated debenture notes	34,345	-	34,345
Finance costs incurred	(1,392)	-	(1,392)
Proceeds from stock options exercised	1,816	-	1,816
Dividends paid to joint venture partner	(10,000)	10,000	-
	(31,749)	10,000	(21,749)
Effect of foreign exchange on cash and cash equivalents	3,246	(2,040)	1,206

Increase (decrease) in cash and cash equivalents	(78,164)	9,916	(68,248)

Cash and cash equivalents, beginning of period	148,462	(16,929)	131,533

Cash and cash equivalents, end of period	$70,298	$(7,013)	$63,285

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Westport Innovations Inc.
April 1, 2013

Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Effect on Consolidated Statement of Cash Flow:		For the Year ended March 31, 2011
	As previously		(Restated -
	reported	Correction	note 2(a))

Cash flows from operating activities:
Loss for the period	$(34,357)	$(7,785)	$(42,142)
Items not involving cash:
Depreciation and amortization	3,455	(80)	3,375
Stock-based compensation expense	4,923	-	4,923
Deferred income tax expense (recovery)	761	(272)	489
Change in deferred lease inducements	(58)	-	(58)
Income from investment accounted for by the equity method	(842)	(7,785)	(8,627)
Accretion of long-term debt	1,992	-	1,992
Other	(344)	509	165
Changes in non-cash operating working capital:
Accounts receivable	5,523	(1,604)	3,919
Inventories	(1,927)	-	(1,927)
Prepaid expenses	(488)	32	(457)
Accounts payable and accrued liabilities	(2,831)	2,958	127
Deferred revenue	3,058	(2,896)	162
Warranty liability	(2,844)	2,460	(384)
	(23,979)	(14,464)	(38,443)
Cash flows from investing activities:
Purchase of property, plant and equipment	(3,613)	442	(3,171)
Sale of short-term investments, net	3,376	-	3,376
Advances on loan receivable	(20,942)	20,492	-
Increase in loan payable	-	18,961	18,961
Repayment on loan receivable	18,185	(18,185)	-
Repayment of loan payable	-	(21,207)	(21,207)
Acquisitions, net of acquired cash	(13,016)	-	(13,016)
Investment in equity interest	(4,316)	-	(4,316)
Dividends received from joint venture	-	6,000	6,000
	(20,326)	6,953	(13,373)
Cash flows from financing activities:
Repayment of demand installment loan	(3,206)	-	(3,206)
Repayment of long-term debt	(117)	-	(117)
Proceeds from stock options exercised	3,298	-	3,298
Shares issued for cash	131,265	-	131,265
Share issuance costs	(6,069)	-	(6,069)
Dividends paid to joint venture partner	(6,000)	6,000	-
	119,171	6,000	125,171
Effect of foreign exchange on cash and cash equivalents	3,116	1,042	4,158

Increase (decrease) in cash and cash equivalents	77,982	(469)	77,513

Cash and cash equivalents, beginning of period	70,480	(16,460)	54,020

Cash and cash equivalents, end of period	$148,462	$(16,929)	$131,533

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Westport Innovations Inc.
April 1, 2013

APPENDIX B

Subject:	Westport’s Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Purpose
The purpose of this memo is to document Westport’s assessment of whether a material weakness in internal controls exists; specifically with respect to the controls in place when determining the accounting in complex technical areas, such as VIE accounting.

A material weakness, as defined by the SEC’s interpretive guidance, is ‘a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis’.

Overview

In March 2013, Westport determined that it would begin to consolidate the results of Cummins Westport Inc. (“CWI”) using the equity method because the equity method is the appropriate application of US GAAP.  Accordingly, commencing with the financial statements as at and for the year ended December 31, 2012, Westport recorded the results of CWI using the equity method, instead of consolidating CWI in its consolidated financial statements.  In addition, Westport restated the consolidated financial statements as at December 31, 2011 and for the nine months ended December 31, 2011 and the year ended March 31, 2011 on a similar basis.

One of the four indicators of a material weakness in internal control over financial reporting listed by the SEC and PCAOB is the ‘restatement of previously issued financial statements to reflect the correction of a material misstatement’. In response to the rebuttable presumption of a material weakness, Westport has assessed the effectiveness of its internal controls over financial reporting and its processes of determining accounting over complex technical areas, and has concluded that a material weakness does not exist.

Westport’s Internal Control Environment
Westport’s internal controls are designed to provide reasonable assurance that the objective of reliable financial reporting is achieved. These internal controls are designed and evaluated at both the entity level and the process level.

The overall control environment at Westport is established by the management team. Westport has an independent and financially literate Audit Committee that is responsible for oversight of Westport’s control structure and environment. The Audit Committee meets on a periodic basis, including in executive sessions, with Westport’s financial management, KPMG External Auditors and the Internal Audit Department in order to conduct its financial reporting and internal control oversight responsibilities.

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Westport Innovations Inc.
April 1, 2013

Effectiveness of the Control Environment

Westport’s overall operating environment and attitude regarding internal control over financial reporting are important factors in assessing the control environment. The environment is sound and well-controlled due to established policies, documented procedures, competent personnel, adequate training, proper supervision and prompt follow-up on issues.

With respect to the processes over determining accounting in complex technical areas, Westport has established policies and practices, along with documented procedures, to ensure such determinations are made by qualified and authorized personnel. Consultation with KPMG throughout the entire process also ensures that Westport assesses and accounts for such complex technical areas properly.

Senior Finance management is responsible for reviewing complex accounting transactions and discussing these transactions with KPMG.  All research and analysis for complex accounting treatments are performed by the Controller and/or business unit Finance leader and reviewed by the CFO, prior to implementing any accounting policies or procedures and passing any entries.  Where uncertainty exists, external consultants or auditors are consulted for their recommendations and/or agreement. Accounting memos are prepared for each significant or complex accounting transaction to assess and document the applicable accounting principles (GAAP), Westport’s interpretation, resulting accounting treatment and final conclusions. Documentation supporting such consultation with external auditors or third party consultants is maintained in email correspondence and their review comments are noted on the draft accounting memos.

With respect to competency, there is great diversity of experience amongst Westport’s Finance personnel, with the majority of senior level personnel holding a Chartered Accountancy (CA) designation. Management demonstrates its commitment to provide personnel with the necessary resources and training to perform their duties in several ways: 1) encouragement and support of training and professional development, 2) access provided for online resources on the development of the accounting profession, 3) accounting issues impacting the business units are communicated through continuous correspondence and evolving Finance Policies, and 4) involvement of the CFO in the financial reporting function to ensure accuracy and reliability.

Several controls have been established to ensure proper supervision and the prompt follow-up of issues. A quarterly Financial Disclosure and Review Committee (FDRC) meeting is held by the Corporate Controller with the business unit leaders and Finance leaders to ensure all material items are properly accounted for and disclosed in the financial statements. A quarterly certification (internal rep letter) is signed by each of these parties to provide assurance over the accuracy and reliability of the financial statements and its disclosures. Continuous discussions between the Corporate Controller, Finance leaders and the CFO throughout the financial close and reporting process ensures the prompt follow-up of issues.

The Audit Committee reviews and approves significant changes in Westport’s accounting practices. Each quarter, the CFO presents to the Audit Committee on the status of proposed and final changes in accounting and disclosure rules. The CFO also reviews the financial statements with the Audit Committee and discusses all significant accounting issues and impacts.  KPMG is also involved in the Audit Committee meeting and discusses all significant accounting issues, changes and practices. Topics and issues discussed during the Audit Committee are documented in the Audit Committee Minutes.

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Westport Innovations Inc.
April 1, 2013

CWI Accounting Determination

In determining the accounting treatment of CWI, the abovementioned processes and controls were in place and operating effectively. In 2010, the Corporate Controller at the time researched and analyzed the applicable accounting standards over the VIE accounting of CWI and documented Westport’s interpretation of the accounting standards and the proposed accounting treatment.  A draft memo was prepared and reviewed by the CFO and SVP of Strategy (previous Westport CFO). The memo analyzed the qualitative and quantitative factors of the CWI JV agreement and CWI’s relevance to Westport’s business.

Subsequent to Westport’s review, the memo was sent to KPMG for review and feedback. Numerous discussions were held between Westport and KPMG via telephone and email to discuss and document KPMG’s feedback.  The discussions between KPMG and Westport addressed many of the same issues that were later subject to discussion with SEC Staff, including a detailed assessment of the determination of the primary beneficiary, with a focus on the qualitative analysis that considers the entity’s “purpose and design”, and the power to direct the activities that most significantly impact the economic performance of CWI, and a review of the governing documents.  Various versions of the accounting memo were sent back and forth between Westport and KPMG on which KPMG provided review comments.  Lengthy discussion were held with KPMG to assess the factors relevant to the determination of the primary beneficiary, including the power to exercise control and direct activities that most significantly impact CWI’s economic performance, the obligation to absorb losses, and the review and assessment of reconsideration events as to the status as a VIE.  KPMG’s recommendations and review comments were incorporated into the final draft of the memo and as a result, KPMG agreed with Westport’s interpretation and accounting treatment and this was communicated to the Audit Committee in the KPMG Audit Findings report.  The CFO reviewed the final accounting memo summarizing the VIE accounting determination and upon his approval (through discussions and email), the accounting treatment for CWI was adopted in the financial statements.

The accounting treatment related to VIE is an area of significant complexity that requires significant professional judgment to interpret the application of complex technical rules and analyze the qualitative and quantitative factors of the CWI JV agreement.

Westport followed the processes designed and expected of by a reasonably qualified professional as described above in determining the accounting treatment of CWI, and a conclusion was reached and agreed upon in 2010.  In 2012, Westport reconsidered all of the factors relevant to that conclusion in response to a comment of the SEC Staff.  Although Westport reached a different conclusion in 2012, the change was not the result of a failure in the design or operation of its controls.

Westport believes that there was no failure in the design or operation of the controls, and Westport would not change its controls and procedures in any way that would have detected or prevented this restatement.  The controls were designed and operating effectively and we do not believe that there was a material weakness.

Conclusion

Based on Westport’s assessment of the internal control environment and specifically of controls over determining the accounting in complex technical areas, no deficiency or material weakness exists. The controls were designed and operating effectively to provide reasonable assurance that a material misstatement of Westport’s financial statements would be detected or prevented in a timely basis.

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